

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 10, 2007

By Facsimile (203.618.0063) and U.S. Mail
Richard Breeden
Breeden Partners L.P.
100 Northfield Street
Greenwich, CT 06830

Re: Applebee's International, Inc.
Preliminary Proxy Statement on Schedule 14A filed March 29, 2007
Soliciting Materials filed March 9, February 13, January 26, 2007 and
December 11, 2006 Pursuant to Rule 14a-12
By Breeden Capital Management LLC et al.
File No. 000-17962

Dear Mr. Breeden:

        We have reviewed the filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Proxy Statement.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note you refer security holders to information that you are required to provide and will be contained in the Company Proxy Statement for the 2007 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders.

Please advise as to your intent in this regard.

Proxy Statement

Proposal 1, page 4

2. Please expand your disclosure here to state that there is no assurance that the Company's nominees will serve if elected with any of your Nominees.

3. The reference to a new policy to control wasteful spending implies the incumbent Board currently engages in wasteful spending. Revise to remove the implication the incumbent board has committed a breach of fiduciary duty.

4. The filing persons are not capable of certifying that the nominees, if elected, will result in the board becoming "stronger." Please revise.

5. The nominees, if elected, will only constitute one-third of the Board of Directors and will not be able commit the Board to acting "upon opportunities for creating value." Because the nominees cannot guarantee the future actions of the nominees, please revise the statement that suggests the four nominees will command such influence.

Proposal 2, page 6

6. We note your statement that you are currently reviewing this proposal and will disclose your recommendation to shareholders and how shares will be voted in the definitive proxy statement furnished to shareholders. Please note that we consider disclosure of your recommendation and of how such shares will be voted as a material change requiring the filing of a revised preliminary proxy statement. Please confirm your understanding and revise your disclosure accordingly, or advise.

Information about the Participants, page 6

7. The nominees are participants in the solicitation. See Instruction 3 to Item 4 of Schedule 14A. Please delete the "may be deemed" language.

Agreements with Nominees, page 6

8. Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement. See Rule 14a-4(d) of Regulation 14A.

Cost and Method of Solicitation, page 9

9. We note that you may employ various methods to solicit proxies, including mail, Internet, telephone or electronically. Be advised that all written soliciting materials, including any

e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, please tell us which websites you plan to utilize to solicit proxies.

Additional Information, page 9

10. The reference to the Company's proxy statement is incomplete. Please revise to include the disclosure required by Rule 14a-5(e) of Regulation 14A, or amend the disclosure in this section to specifically address the disclosure governed by this provision.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard Breeden
Breeden Partners L.P.
April 10, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions